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                                   [LETTERHEAD]

July 12, 2000



Worldwide Sports & Recreation, Inc.
9200 Cody
Overland Park, Kansas 66214

Re:    Financing Commitment

Gentlemen:

Antares Capital Corporation ("Antares") is pleased to provide this commitment to you to amend or amend and restate, including an increase in the amount of, the financing memorialized by that certain Amended and Restated Credit Agreement dated as of February 8, 2000, among you, as Borrower, Antares, as Agent, and the Lenders party thereto (the "Existing Credit Agreement") on the terms and subject to the conditions set forth herein and in the term sheet attached hereto (the "Term Sheet"). The letter supercedes in its entirety our letter to you dated June 23, 2000.

Borrower agrees to reimburse Antares for all Attorney Costs (as defined in the Existing Credit Agreement) incurred by Antares in connection with the preparation, negotiation, execution, syndication and enforcement of this commitment letter and the Loan Documents and any other related documentation, regardless of whether such Loan Documents are executed or the transaction shall close.

Borrower further agrees to indemnify and hold harmless Antares and its officers, directors, employees, agents and attorneys (each an "Indemnified Party") against any and all losses, claims, damages, costs, expenses (including Attorney Costs) or liabilities of every kind whatsoever (collectively, the "Indemnified Obligations") to which any of the Indemnified Parties may become subject in connection with this commitment letter, except that Borrower shall not be liable to any Indemnified Party for any Indemnified Obligations of such Indemnified Party to the extent any of the foregoing is found in a final judgment by a court to have arisen solely from gross negligence or willful misconduct of such Indemnified Party. This indemnification obligation will continue notwithstanding any termination of this commitment.

Neither Antares nor any Lender shall be liable under this commitment letter or any Loan Document or in respect of any act, omission or event relating to the transaction contemplated hereby or thereby, on any theory of liability, for any special, indirect, consequential or punitive damages.

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The commitment letter and the attached Term Sheet are for Borrower's confidential use only and no other person may rely hereon or thereon and may not be disclosed by the Borrower to any person other than its employees, directors, stockholders, attorneys and financial advisors (but not commercial lenders) and then only in connection with the proposed transaction and on a confidential basis, except where in Borrower's judgment, disclosure is required by law or where Antares' consent to the proposed disclosure is provided, which consent shall not be unreasonably withheld.

Please indicate your acceptance of this commitment and return a signed copy of this commitment letter to Antares. This commitment will expire at 5:00 p.m., Chicago time, on July 17, 2000, unless on or prior to such time Antares shall have received a copy of this commitment letter and the fee letter of even date herewith, each executed by you. Notwithstanding acceptance of this commitment letter, the commitment herein will automatically terminate unless definitive Loan Documents are executed and the transactions close on or before August 17, 2000.

IF THIS COMMITMENT LETTER, THE TERM SHEET OR ANY ACT, OMISSION OR EVENT HEREUNDER OR THEREUNDER BECOMES THE SUBJECT OF A DISPUTE, THE BORROWER AND ANTARES EACH HEREBY WAIVE TRIAL BY JURY. THIS COMMITMENT LETTER SHALL BE GOVERNED BY THE INTERNAL LAWS AND DECISIONS OF THE STATE OF ILLINOIS.

We are looking forward to working with you on this transaction.

Sincerely,



ANTARES CAPITAL CORPORATION

By: /s/ (illegible)
    ------------------------
Title:   Managing Director
    ------------------------


WORLDWIDE SPORTS & RECREATION, INC.

By: /s/ Salam Chaudhary
    ------------------------
Title:  Assistant Secretary

Date: July 13, 2000